

STATEMENT OF FINANCIAL CONDITION

CIBC World Markets Corp.

October 31, 2023

With Report of Independent Registered Public Accounting Firm

(SEC I.D. No.8-18333)

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SEC FILE NUMBER
8-18333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **11/01/22** (MM/DD/YY) AND ENDING **10/31/23** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CIBC World Markets Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marvin Griffith	**(212) 667-5817**	**marvin.griffith@cibc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Marvin Griffith__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CIBC World Markets Corp.__, as of __October 31__, 2__023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Marvin Griffith_

Title: __Principal Financial Officer__

Rosalie M LoBianco
Notary Public

> ROSALIE M LOBIANCO
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01LO6322765
> Qualified in Westchester County
> My Commission Expires: __04/13/2027__

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Table of contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773-0000
Fax: +1 212 773-6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of CIBC World Markets Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIBC World Markets Corp. (the Company) as of October 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.

New York, New York

December 19, 2023

4

(000's Omitted, Except for Share and Par Value Information)

Assets		**Total**
Cash and cash equivalents	$	159,826
Securities purchased under resale agreements		2,011,900
Securities borrowed		2,699,934
Receivable from broker-dealers and clearing organizations		211,092
Receivable from customers		324,561
Trading assets, at fair value, including $233,569 securities segregated in accordance with Rule 15c3-3		932,228
Investment		39,219
Goodwill		28,107
Due from affiliates – service fees		38,894
Securities received as collateral, at fair value		528
Other assets		82,588
Total assets	**$**	**6,528,877**

Liabilities and shareholder's equity		**Total**
Liabilities:		
Short-term notes payable	$	1,244,691
Securities sold under repurchase agreements		1,184,532
Securities loaned		954,257
Payable to broker-dealers and clearing organizations		62,404
Payable to customers		164,896
Securities sold, not yet purchased, at fair value		543,540
Accrued employee compensation and benefits		96,596
Due to affiliates – income taxes		90,291
Due to affiliates – service fees		11,798
Obligation to return securities received as collateral, at fair value		528
Other liabilities and accrued expenses		23,964
		4,377,497
Shareholder's equity:		
Common stock, par value $250 per share; 10,000 shares authorized; 6,758.298 shares issued and outstanding		1,690
Additional paid-in capital		921,588
Retained earnings		1,228,102
		2,151,380
Total liabilities and shareholder's equity	**$**	**6,528,877**

See notes to Statement of Financial Condition

1. Organization and significant accounting policies

Basis of presentation

The Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer (the "Company"). The Company is a subsidiary of CIBC Inc. ("Inc"). Inc is a subsidiary of Canadian Imperial Holdings Inc. ("CIHI"), which is a subsidiary of CIBC Bancorp USA Inc. ("Bancorp"). Bancorp is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The accompanying Statement of Financial Condition of the Company as of October 31, 2023 has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2022.

Nature of business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a broker and dealer in securities.

Trading assets and Securities sold, not yet purchased

Trading assets and Securities sold, not yet purchased, are recorded at fair value on the Statement of Financial Condition. The fair values of trading positions are based on the amount at which the instrument could be exchanged in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Commissions

The Company executes trades in securities for customers on both an agency and principal basis. Agency transactions result in the recording of commissions revenue, while principal trades result in the recording of trading revenue. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Company transactions in securities are recorded on a trade date basis.

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking and advisory

Investment banking and advisory revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking and advisory revenues also include fees earned from providing merger and acquisition, financial restructuring and advisory services.

Investment banking revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs are recognized in other expenses at the time the related revenues are recorded.

Advisory revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, judgment is needed to determine the appropriate timing of revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Securities purchased under resale agreements and Securities sold under repurchase agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or other securities to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

The Company's policy is to take possession of securities purchased under resale agreements, except under tri-party agreements where they are held by a third-party custodian. Securities purchased under resale agreements and securities sold under repurchase agreements with the same counterparty are reported on a net basis on the Statement of Financial Condition if the conditions of *ASC 210, Balance Sheet*, are met.

Securities borrowed and Securities loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally in excess of the market value of the securities loaned. When the Company deposits or receives other securities, these transactions are included in Securities received as collateral or Obligation to return securities received as collateral respectively, on the Statement of Financial Condition.

The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and Securities loaned are recorded at contract value on the Statement of Financial Condition. Securities borrowed and securities loaned transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Included in Securities borrowed on the Statement of Financial Condition is is $1,465,292 of non-purpose securities borrowed which is not used to cover short positions, make delivery on fails, or enter into secured financing transactions.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing transactions. Agreements covering transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate. Substantially all transactions are collateralized by United States government securities, common stock, Canadian government and provincial, sovereign, and corporate bonds.

Collateral accepted from securities purchased under resale agreements, and securities borrowed transactions accepted under margin lending agreements is used to cover short positions, and to enter into secured financing transactions.

Furniture, fixtures, equipment, software, and leasehold improvements

Furniture, fixtures, equipment, software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in Other assets on the Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment is provided on a straight-line basis over a period of 3 to 7 years and software is provided on a straight-line basis over a period of 5 to 10 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Leases

When the Company enters a lease contract as lessee the Company classifies and accounts for the lease as either a finance lease or an operating lease, depending on the terms and conditions of the lease. Finance and operating leases are capitalized at commencement and are discounted using Bancorp's Federal Home Loan Bank (FHLB) borrowing rate for a similar term borrowing unless the lease defines an implicit rate within the contract. Leases with original terms of less than 12 months are not capitalized.

Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Finance and operating lease ROU assets and finance and operating lease liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. The ROU asset also incorporates any amortization incurred and excludes lease incentives received. The lease term incorporates options to extend or terminate a lease if the Company concludes it is reasonably certain at commencement of the lease that we will exercise these options. Subsequent to lease commencement, finance leases are subject to a front-loaded expense recognition pattern, while operating leases are subject to a straight-line expense recognition pattern.

The Company determines if a contract is a lease or contains a lease at inception. These lease arrangements include primarily the use of certain buildings, retail space and office space for the Company's operations and are considered operating leases. The underlying agreements of these arrangements often require fixed payments on a monthly basis. These fixed payments are included as consideration when measuring the lease liability and ROU asset. Other payments are made on a monthly basis for certain items that are considered variable, including payments for real estate taxes and maintenance. The ROU assets are included in "Other assets." Lease liabilities for operating leases are included in "Other liabilities and accrued expenses."

The Company has elected the practical expedient to not separate eligible non-lease components from lease components and instead to account for each separate lease and non-lease component as a single lease component.

Investment and Variable Interest Entity

US GAAP requires a variable interest entity ("VIE") to be consolidated by the party that has a controlling financial interest in the VIE (i.e., the primary beneficiary). The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb loss or the right to receive benefits that could potentially be significant to the VIE. A VIE is a partnership, limited liability company, trust, or other legal entity that does not have sufficient equity to permit it to finance its activities without additional subordinated financial support from other parties, or whose investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are: (i) the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance, (ii) the obligation to absorb the expected losses of the entity; and (iii) the right to receive the expected residual returns of the entity.

Equity investment in an unconsolidated entity where the Company has the ability to exercise significant influence over the investee's operating and financing decisions is accounted for using the equity method of accounting. Refer to Note 6 for information regarding the Company's Investment.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired (including identifiable intangible assets) using the acquisition method of accounting.

Goodwill is allocated to reporting units at acquisition. Subsequent to initial recognition, goodwill is not amortized but, instead, is tested for impairment at the reporting unit level at least annually, or more often if an event occurs or circumstances change that would indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performs an annual goodwill impairment assessment as of August 1 each year. In the event the Company concludes that all or a portion of goodwill is impaired, a non-cash charge for the amount of such impairment would be recorded in earnings. Such a charge would have no impact on tangible or regulatory capital.

The goodwill impairment testing process is conducted by comparing the fair value of a reporting unit with its carrying amount. If the fair value of a reporting unit is less than its carrying amount, a goodwill impairment charge is recognized equal to the amount by which the carrying value exceeds fair value, limited to the total amount of goodwill allocated to that reporting unit. The Company has the option at the time of our annual goodwill impairment test to perform a qualitative assessment for each reporting unit to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before applying the quantitative goodwill impairment test. If the Company concludes that this is the case, the Company would proceed with the quantitative test, as described above. Otherwise, the Company would be able to bypass the quantitative test and conclude that goodwill is not impaired from a qualitative perspective.

Use of estimates

The preparation of Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and related disclosures. Estimates and assumptions are primarily made to account for particular financial instruments, income taxes, asset impairment, and contingent liabilities. Actual results could differ from these estimates and assumptions.

Currency remeasurement

Monetary assets and liabilities denominated in foreign currencies are remeasured at exchange rates at the Statement of Financial Condition date.

Income taxes

The Company uses the asset and liability method to provide for deferred income taxes. The asset and liability method requires that deferred income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. These temporary differences as well as unused tax losses and other tax attributes are tax-effected at rates expected to be in effect in the taxation year when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce any deferred income tax asset to an amount that is more-likely-than-not to be realized.

Accounting for uncertainty in income taxes

ASC 740, Income Taxes, requires that an entity recognize in the Statement of Financial Condition the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position are measured at an amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination. The Company accounts for interest and penalties as a component of income tax expense.

Share-Based compensation

The Company provides compensation to certain employees in the form of share-based awards.

Restricted stock award units ("RSA units"), deferred stock units ("DSUs") and performance share units ("PSUs") are required to be settled in cash, and are classified as liabilities with compensation expense and the related obligation adjusted to fair value based on changes in the share price of CIBC's common stock, through the settlement date. The fair value of PSUs is adjusted to reflect any market conditions of the awards and an estimate is made as to the number of shares expected to be recognized. The estimate is re-evaluated quarterly and total compensation expense and the related obligation is adjusted for any change in the current period.

As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise, cash settlement or release of restrictions. At the time share-based awards expire, are exercised or canceled, cash settled, or as restrictions are released, the Company may be required to recognize an adjustment to income tax expense, depending on the market price of CIBC's stock at that time and the amount of the deferred tax asset relating to such awards.

To mitigate income statement volatility due to changes in CIBC's common share price, CIBC has entered into an agreement (the "immunization agreement") with the Company whereby the Company transfers cash to CIBC equal to the grant date fair value of the share-based compensation award. At settlement of the share-based compensation award, CIBC will transfer an amount of cash to the Company equal to the cash payment due to the Company's employees.

Post-employment benefits

Costs for these plans are recognized during the year in which the service is provided.

Fair value measurements

ASC 820, Fair Value Measurements, provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. The Company has disclosed the fair value measurements by level within the hierarchy in Note 9.

Offsetting financial instruments

Financial assets and financial liabilities are offset, and the amount presented net, when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The accounting requires the Company to follow a five-step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other U.S. GAAP guidance, including lease contracts and rights and obligations related to financial instruments. Revenue sources impacted by the guidance include investment banking and advisory, and commissions. Refer to Note 2 for additional information regarding revenue recognition.

Operating segment

An operating segment is a component of a business that (i) engages in business activities from which it may earn revenues and incur expenses; (ii) has operating results that are reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (iii) has discrete financial information available. The Company has one operating segment, Capital Markets.

Measurement of Credit Losses on Financial Instruments

As of November 1, 2022, the Company adopted *ASU 2016-13, Financial Instruments - Credit Losses*, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as Current Expected Credit Loss ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings. The Company has elected to use a practical expedient whereby for certain financial assets, the expectation of nonpayment is zero if the borrower continually replenishes collateral securing the financial asset and the value of the collateral is equal to or exceeds the amortized cost basis of the financial asset (the "collateral maintenance method"). Financial assets to which the collateral maintenance method is applied include reverse repurchase agreements, securities borrowed, certain receivables from customers, and certain broker receivables. For these financial assets, an allowance is calculated on any undercollateralized amounts. For those financial assets measured at amortized cost that are not eligible for the collateral maintenance method, the Company estimates credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Financial assets to which the collateral maintenance method is not applied include cash and cash equivalents, certain customer receivables, certain broker receivables, and receivables from clearing organizations.

Accounting Pronouncements Pending Adoption

Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions - In June 2022, the FASB issued guidance that clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The guidance also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The following must be disclosed related to equity securities with contractual sale restrictions: (1) the fair value of equity securities subject to contractual sale restrictions, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions.

This guidance will be required for us beginning November 1, 2024. Early adoption is permitted. The guidance will be applied prospectively with any adjustments from the adoption of this guidance recognized in earnings on the date of adoption. The Company is in the process of determining the effect of the new guidance on the Statement of Financial Condition.

.

2. Revenue from contracts with customers

Revenue is recognized when obligations under the terms of the contract with the Company's customer are satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company does not have any significant payment terms as payment is received at or shortly after the satisfaction of the performance obligation.

Investment banking and advisory

Investment banking and advisory fees include securities underwriting fees, merger and acquisition advisory fees and other advisory related fees. Fees are typically billed and received upon the close of the transaction or fulfilment of other advisory related obligation.

Commissions

Securities commission is comprised of fees received upon execution of trades in debt and equity securities on behalf of customers. Payment from customers is due upon settlement date for purchase and sale of securities, and revenue is recognized at the point in time the trade is executed.

The following table provides information about receivables from contracts with customers as of November 1, 2022 and October 31, 2023:

Total receivables from contracts with customers:	November 1, 2022		October 31, 2023	
Investment banking receivable	$	9,803	$	6,632
Advisory fees receivable		1,676		809
Commissions receivable		1,406		862
Total	**$**	**12,885**	**$**	**8,303**

At October 31, 2023, the Company had no contract assets and the contract liabilities were immaterial. Receivables are recognized in the period the Company provides services when the Company's right to consideration is unconditional. Receivables from contracts with customers are included within Receivable from broker-dealers and clearing organizations in the Statement of Financial Condition.

3. Cash and cash equivalents

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major banks or the Parent. Cash equivalents are highly liquid overnight deposits held in the ordinary course of business. As of October 31, 2023, the Company had no cash equivalents.

4. Receivable from broker-dealers and clearing organizations and Payable to broker-dealers and clearing organizations

The components of Receivable from broker-dealers and clearing organizations and Payable to broker-dealers and clearing organizations as of October 31, 2023 are as follows:

Receivable from broker-dealers and clearing organizations:		Total
Clearing organizations	$	149,567
Securities failed to deliver		38,033
Investment banking and advisory receivable		7,441
Interest and dividends		8,343
Net trade date accrual		6,157
Broker dealers and other		1,551
Total	**$**	**211,092**

Payable to broker-dealers and clearing organizations:		Total
Securities failed to receive	$	45,446
Investment banking and advisory payable		4,270
Interest and dividends		7,599
Broker dealers and other		5,087
Clearing organizations		2
Total	**$**	**62,404**

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

5. Receivable from and payable to customers

Receivable from and payable to customers include amounts due or owed on cash transactions. Receivable from customers include margin loan transactions where the Company will typically make a loan to the customer to finance the customers purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Securities owned by customers are held as collateral for these receivables.

6. Investment

The table below presents our interest in a VIE that is not consolidated in our Statement of Financial Condition at October 31, 2023.

| | October 31, 2023 | | October 31, 2022 | |
Investment	Carrying Amounts	Maximum Exposure to Loss	Carrying Amounts	Maximum Exposure to Loss
Investment in Loop Capital	$ 39,219	$ 39,219	$ 40,995	$ 40,995
Total	**$ 39,219**	**$ 39,219**	**$ 40,995**	**$ 40,995**

We hold a 9.1% preferred equity investment in Loop Capital, LLC, a full-service investment bank, brokerage and advisory firm. The investment is accounted for using the equity method of accounting and is included within Investment on the Statement of Financial Condition. This investee meets the definition of a VIE, but we are not the primary beneficiary as we are a limited investor and do not have the power to direct its investment activities. Our maximum exposure to loss is limited to the carrying amount of our investment.

7. Goodwill

Goodwill	Total
Goodwill balance at November 1, 2022	$ 28,107
Change in goodwill	-
Goodwill balance at October 31, 2023	**$ 28,107**

Goodwill is not amortized but, instead, is subject to impairment tests at least on an annual basis or more often if events or circumstances occur that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying value. Our annual goodwill impairment test was performed as of August 1, 2023, consistent with the timing of CIBC's goodwill assessment, and it was determined no impairment existed as of that date nor is the Company aware of any events or circumstances that would indicate goodwill is impaired at October 31, 2023. There were no impairments charges for goodwill recorded in fiscal 2023.

8. Secured financing transactions

At October 31, 2023, the fair value of collateral accepted under securities purchased under resale agreements and securities borrowed transactions was $4,631,142 of which $2,715,211 was sold or re-pledged.

Securities received as collateral and Obligation to return securities received as collateral with a fair value of $528, respectively, are included in the Statement of Financial Condition.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the Company to offset liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the Statement of Financial Condition only when it has an enforceable legal right to offset the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, U.S. GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by U.S. government securities, common stock, and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements and securities loaned by the class of collateral pledged and by remaining contractual maturity as of October 31, 2023.

Securities sold under repurchase agreements and securities loaned – by class of collateral pledged.

Class of collateral pledged	Total
U.S. government securities	$ 1,987,122
Securities sold under repurchase agreements	**1,987,122**
U.S. government securities	242,826
Corporate bonds	25,009
Common stock	686,422
Securities loaned	**954,257**
Total gross recognized liabilities	$ **2,941,379**

Securities sold under repurchase agreements and securities loaned – by remaining contractual maturity.

Remaining contractual maturity	On demand[1]	Up to 30 days[2]	30 to 90 days	More than 90 days	Total
Securities sold under repurchase agreements	$ –	$ 1,987,122	$ –	$ –	$ 1,987,122
Securities loaned	954,257	–	–	–	954,257
Total gross recognized liabilities	$ **954,257**	$ **1,987,122**	$ **–**	$ **–**	$ **2,941,379**

[1] Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

[2] Includes overnight transactions.

The following tables presents information regarding the offsetting of these financial assets and financial liabilities:

Financial Assets	Gross Amounts	Amounts Offset on the Statement of Financial Condition[3]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition[4]	Net Amount
Securities purchased under resale agreements	$ 2,814,490	$ (802,590)	$ 2,011,900	$ (2,011,900)	$ –
Securities borrowed	2,699,934	–	2,699,934	(2,699,934)	–

Financial Liabilities	Gross Amounts	Amounts Offset on the Statement of Financial Condition[3]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition[4]	Net Amount
Securities sold under repurchase agreements	$ 1,987,122	$ (802,590)	$ 1,184,532	$ (1,184,532)	$ –
Securities loaned	954,257	–	954,257	(954,257)	–

[3] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45.

[4] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45.

9. Fair value measurements

Financial instruments carried on the Statement of Financial Condition at fair value

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

- **Level 1** – Quoted prices in active markets for identical securities.

- **Level 2** – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- **Level 3** – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

Common stocks, exchange-traded options, corporate bonds, and U.S. government securities*:* Common stocks are valued at the closing price; exchange-traded options are valued at the last price from active market; corporate bonds are valued utilizing observable market inputs; and U.S. government securities are valued at the last price from active markets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of October 31, 2023.

Assets at Fair Value as of October 31, 2023		Level 1		Level 2		Level 3		Total
Common stocks	$	133,277	$	–	$	–	$	133,277
U.S. government securities		720,796		–		–		720,796
Corporate bonds		–		78,155		–		78,155
Total trading assets, at fair value	$	**854,073**	$	**78,155**	$	**–**	$	**932,228**
Common stock	$	528	$	–	$	–	$	528
Total securities received as collateral, at fair value	$	**528**	$	**–**	$	**–**	$	**528**

Liabilities at Fair Value as of October 31, 2023		Level 1		Level 2		Level 3		Total
Common stocks	$	43,543	$	–	$	–	$	43,543
U.S. government securities		455,495		–		–		455,495
Corporate bonds		–		39,782		–		39,782
Exchange-traded options		3,528		1,192		–		4,720
Total securities sold, not yet purchased, at fair value	$	**502,566**	$	**40,974**	$	**–**	$	**543,540**
Common stock	$	528	$	–	$	–	$	528
Total obligation to return securities received as collateral, at fair value	$	**528**	$	**–**	$	**–**	$	**528**

Trading assets with a market value of $233,569 have been segregated in a special reserve bank account for the exclusive benefit of customers and Proprietary Account Broker (PAB) pursuant to Rule 15c3-3.

Financial instruments not carried on the Statement of Financial Condition at fair value

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, securities purchased under resale agreements, securities sold under repurchase agreements, short-term notes payable, receivable from and payable to customers, receivable from and payable to broker-dealers and clearing organizations, securities borrowed and securities loaned, and due from and due to affiliates. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's Statement of Financial Condition. The following table excludes all non-financial assets and liabilities.

Financial assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 159,826	$ 159,826	$ 159,826	$ –	$ –
Securities purchased under resale agreements	2,011,900	2,009,424	–	2,009,424	–
Securities borrowed	2,699,934	2,621,715	–	2,621,715	–
Receivable from broker-dealers and clearing organizations	211,092	211,092	–	211,092	–
Receivable from customers	324,561	324,561	–	324,561	–
Due from affiliates – service fees	38,894	38,894	–	38,894	–

Financial liabilities	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Short-term notes payable	$ 1,244,691	$ 1,244,691	$ 1,244,691	$ –	$ –
Securities sold under repurchase agreements	1,184,532	1,190,660	–	1,190,660	–
Securities loaned	954,257	928,269	–	928,269	–
Payable to broker-dealers and clearing organizations	62,404	62,404	–	62,404	–
Payable to customers	164,896	164,896	–	164,896	–
Due to affiliates – income taxes	90,291	90,291	–	90,291	–
Due to affiliates – service fees	11,798	11,798	–	11,798	–

10. Securities sold, not yet purchased, at fair value

The Company may sell securities short. A short sale is a transaction whereby the Company sells securities it does not own in anticipation of a decline in the market price of the securities as part of a hedging strategy or to facilitate a transaction. The Company is obligated to repurchase the securities at their market price at the time of replacement. Cash related to short sales is restricted until the securities are purchased. Short sales involve certain risks and special considerations. Possible losses from short sales differ from losses that could be incurred from the purchase of a security because losses from short sales are not limited, whereas losses from purchases cannot exceed the total amount invested.

11. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are impacted by the following primary underlying risks: interest rate, market and credit risks (which includes issuer and counterparty risk).

Notional amounts, which represent the sum of gross long and short derivatives contracts, provide an indication of the volume of the Company's derivative activity; however, they do not represent anticipated losses.

The notional or contractual amounts below do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

Options

The Company enters into option transactions to facilitate client orders, hedge Company risk and for investment purposes. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options contracts purchased require the payment of premiums in exchange for the right to purchase or sell underlying instruments at various strike prices and maturities. When the Company purchases options, the premium paid by the Company is recorded as an asset and is subsequently adjusted to the fair value of the option purchased.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price. Alternatively, the Company would provide a cash settlement to the holder in the amount of the difference between the strike price of the option and the current market value. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the price of the underlying instruments. When the Company writes options, the premium received by the Company is recorded as a liability and is subsequently adjusted to the fair value of the option written.

If a written put option is exercised, the premium received reduces the cost basis of the security purchased by the Company.

The contractual or notional amounts of exchange-traded options as of October 31, 2023 are set forth below:

Exchange-traded options	Notional	Fair Value
Purchased	$ 754,527	$ 29,449
Written	$ 598,433	$ 34,169

Options contracts contain legally enforceable provisions that allow for netting or setting off receivables and payables with each counterparty. As such, exchange-traded options contracts are reflected at fair value on a net basis on the Statement of Financial Condition within Securities sold, not yet purchased, at fair value. The following table presents information about option assets and liabilities that are subject to such provisions and were netted on the Statement of Financial Condition.

Exchange-traded options	Gross Amounts	Amounts Eligible for Offset	Collateral	Net Amount
Purchased	$ 29,449	$ (29,449)	$ –	$ –
Written	$ 34,169	$ (29,449)	$ –	$ 4,720

Futures contracts

The Company is subject to interest rate and equity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to hedge against changes in interest rates and equity prices. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. Futures contracts provide minimal counterparty risk to the Company since futures are exchange-traded, and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with the FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total of cash and other equity deposited. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash and other equity deposited with the FCM.

The contractual or notional amounts of exchange-traded futures contracts as of October 31, 2023 are set forth below:

Exchange-traded futures contracts	Notional
Commitments to purchase	$ 2,508
Commitments to sell	$ 1,258

12. Related party transactions

In the normal course of business, the Company engages in various transactions with CIBC and its affiliates. These transactions include, but are not limited to, securities purchased under resale agreements and securities sold under repurchase agreements, securities borrowed, securities loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

The Company has a master demand promissory note with affiliates to fund daily operations, securities lending, and margin loans. At October 31, 2023, the Company utilized $1,244,691 with Inc which is included in short-term notes payable in the Statement of Financial Condition. The interest rate on the master demand promissory note is based on overnight Secured Overnight Financing Rate (SOFR).

The Company has a master unsecured promissory note with an affiliate to fund deposit requirements to a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3. At October 31, 2023, the Company has not utilized the note. The Company is not charged a fee for unutilized commitments.

The following amounts related to transactions with CIBC and affiliates are included in the accompanying Statement of Financial Condition:

Assets	Total
Cash	$ 38,166
Securities purchased under resale agreements	1,001,264
Securities borrowed	79,008
Receivable from broker-dealers and clearing organizations	23,691
Receivable from customers	234,352
Due from affiliates – service fees	38,894
Securities received as collateral, at fair value	528
Other assets	66,289

Liabilities	Total
Short-term notes payable	$ 1,244,691
Securities sold under repurchase agreements	1,184,413
Securities loaned	345,945
Payable to broker-dealers and clearing organizations	5,876
Payable to customers	8,368
Due to affiliates – income taxes	90,291
Due to affiliates – service fees	11,798
Obligation to return securities received as collateral, at fair value	528
Other liabilities and accrued expenses	116

Receivable from customers includes $3 and Payable to customers includes $21 related to affiliates that do not meet the definition of customer under Rule 15c3-3.

13. Liabilities subordinated to claims of general creditors

The Company has one $250,000 revolving subordinated loan which expires on July 31, 2025. The $250,000 revolving subordinated loan facility represents a commitment by CIHI to fund the Company and was not utilized as of October 31, 2023 or during the year. The Company is not charged a fee for unutilized commitments.

The revolving subordinated loan has an automatic rollover provision which will extend both the credit period and the maturity date an additional year. The scheduled maturity date then in effect will not be extended if CIHI sends written notification to the Company, with a copy sent to FINRA, on or before the day seven months preceding the scheduled maturity.

The revolving liability is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and would constitute part of the Company's net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) if utilized by the Company.

14. Income taxes

The Company is part of Bancorp's consolidated group for purposes of filing its U.S. federal income tax return as well as for certain state and local combined unitary returns.

Bancorp arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Bancorp based upon its standalone U.S. federal, state, and local tax liability.

Under ASC 740, temporary differences between carrying value and the tax basis of assets and liabilities are accounted for at enacted income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2023, the amount due to Bancorp that pertains to income taxes was $90,291, recorded as Due to affiliates – income taxes in the Statement of Financial Condition. Included in that amount are net deferred tax assets of $24,184, which the Company expects to be fully realized and, accordingly, no valuation allowance was established. The principal temporary differences that give rise to the Company's deferred tax assets are bonuses, deferred compensation, and depreciation.

As of October 31, 2023, the Company has $416,833 in federal net operating loss ("NOL") carryforwards, which will expire beginning in 2026. The federal NOL carryforwards include unrecognized tax benefits.

The Company has evaluated the potential impact of ASC 740-10 and as of October 31, 2023, recorded unrecognized tax benefits of $87,650, which is included in Due to affiliates – income taxes in the Statement of Financial Condition. The Company believes it is reasonably possible the amount of unrecognized tax benefits will decrease to $0 within the next twelve months as a result of a potential settlement around deductibility of legal settlement amounts that has been pending for several years.

The statute of limitation for assessment or refund remains open for the tax years from 2011 to 2022 for Federal and 2010 to 2022 for NYS and NYC.

The Company accounts for interest and penalties on unrecognized tax benefits as a component of income tax expense. As of October 31, 2023, there is accrued interest and penalties of $31 related to unrecognized tax benefits recorded in Due to affiliates – income taxes in the Statement of Financial Condition.

15. Lease Commitments

Leases

The following tables provide a summary of lease costs and future required fixed payments related to the Company's leasing arrangements in which it is the lessee:

Operating assets and liabilities: October 31, 2023

Operating assets and liabilities:		Total
Operating right-of-use assets, net of amortization	$	904
Operating lease liabilities		1,200

Weighted average remaining lease term (years):	Years
Operating leases	2

Weighted average discount rate:	Percent
Operating leases	1.89%

Supplemental cash flow information:		Total
Cash paid for amounts included in the measurement of operating lease liabilities:	$	650

Maturities of lease liabilities as of October 31, 2023 are as follows:

Year ending		Total
2024	$	518
2025		531
2026		177
Total undiscounted lease payments	$	1,226
Impact of measuring the lease liabilities on a discounted basis		(26)
Total lease liabilities	**$**	**1,200**

16. Other Commitments and contingencies

Other Commitments

From time to time, the Company enters into forward starting resale and repurchase agreements (agreements that have a trade date at or prior to October 31, 2023 and have a start date subsequent to October 31, 2023) usually collateralized by U.S. government securities or corporate bonds. These agreements are not recorded on the Company's Statement of Financial Condition until the start date of the transaction. As of October 31, 2023, the Company had no forward starting resale and repurchase agreements.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position. However, the outcome of any such matters, individually or in aggregate, may be material to the Company's operating results for a particular year.

17. Employee benefit and other compensation plans

401(k) plan

The Company has a defined contribution retirement plan that covers substantially all our employees. Qualified employees are allowed to contribute up to 100% of their eligible compensation subject to Internal Revenue Service limits, through salary deductions on a pre-tax basis and/or after-tax basis under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives, including CIBC common stock. Employee contributions are 100% matched by the Company, up to 6% of an employee's eligible compensation (subject to certain maximum compensation amounts as prescribed in Internal Revenue Service guidance). The Company's matching contributions vest over the period of three years.

Employee Stock Option Plan

The Company provides compensation to certain employees in the form of stock options of CIBC.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent stock options on the date of grant:

Year ended October 31, 2023 :

Weighted-average assumptions	Percent % / Year
Risk-free interest rate	3.27%
Expected dividend yield	6.84%
Expected share price volatility	19.86%
Expected life	6 years

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

RSA and PSU plans

Under the RSA and PSU plans, certain key employees are granted awards to receive the cash equivalent of CIBC common shares. RSA grants are made in the form of cash-settled awards which generally vest and settle at the end of three years or vest beginning two months from grant date up to four years from grant date and PSUs vest at the end of three years from the grant date. Dividend equivalents accrue in the form of additional units at the same rate as dividends on common shares and are paid out in cash at the same time the underlying units are settled.

The receivable from CIBC, in connection with the immunization agreement, is $65,020 and included in Other assets on the Statement of Financial Condition. The obligation due to employees for RSAs and PSUs is $38,217 and included in Accrued employee compensation and benefits. Both the receivable from CIBC and the amount due to employees fluctuate based on the changes in the price of CIBC common shares. The total intrinsic value paid to employees upon settlement of RSAs and PSUs was $20,193 for the year ended October 31, 2023.

DSU plan

Under the DSU plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to and generally fully vest upon grant or in accordance with the vesting schedule defined in the grant agreement. DSUs settle in cash on a date elected by the employee that is not less than two years after the deferral commitment, or after the employee leaves CIBC in a lump sum payment or up to 10 annual installments. Participants receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash-settled DSU is calculated based on the average CIBC closing price per common share on the Toronto Stock Exchange ("TSX") for 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average CIBC closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee's termination of employment.

The receivable from CIBC, in connection with the immunization agreement, is $1,268 and included in Other assets on the Statement of Financial Condition. The obligation due to employees for DSUs is $1,268 and included in Accrued employee compensation and benefits. Both the receivable from CIBC and the amount due to employees fluctuate based on the changes in the price of CIBC common shares.

18. Post-retirement benefits

Post-employment benefits

The Company has various defined benefit pension plans and post-employment benefit plans sponsored by CIBC that provide benefits to its employees. The-employees are eligible to participate in the Company's qualified non-contributory U.S. defined benefit pension and defined contribution plans which include CIBC World Markets Retirement Plan for US Employees, the CIBC Unfunded Expatriate Retirement Income Plan and the CIBC Employment Contracts (collectively the "Pension Plan"). The Pension Plan and post-employment benefit plans are accounted for as a multi-employer plan. The Company also provides certain health-care, life insurance, and other benefits to eligible employees and retired members.

Consolidated disclosures about the Company's qualified non-contributory U.S. defined benefit pension plans, including their funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in the post-employment benefits note of CIBC's 2023 annual report.

19. Financial instruments with off-balance sheet risk and concentration of credit risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received, and the fair value has increased over the contract amount of the transactions.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients and to manage its exposure to market risks. These transactions include the purchase and sale of futures, and the writing of exchange-traded options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

As an agent, the Company executes securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the security transaction exceeds the contractual value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned agreements and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

The majority of the Company's transactions and its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

20. Net capital requirements

As a SEC registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker regulated by the National Futures Association, the Company is subject to the minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and in foreign locations. In the United States, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45 or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2023, the Company's net capital under the Uniform Net Capital Rule was $1,601,310. The amount in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or the CFTC minimum requirement was $1,597,463 and the amount in excess of the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level was $1,591,694.

21. Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition and through December 19, 2023, the date the Statement of Financial Condition were issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.